December 3, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Purcell

Loan Lauren Nguyen

Re:	Keyarch Acquisition Corporation

Amended Draft Registration Statement on Form S-1

Submitted October 7, 2021

CIK No. 0001865701

Ladies and Gentlemen:

On behalf of Keyarch Acquisition Corporation (the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2021 (the “Comment Letter”), with respect to the Company’s above-referenced Amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Amended Draft Registration Statement and is publicly filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Draft Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Cover Page, page i

1.	We note your response to prior comment 1 and reissue in part. We note the disclosure that you may acquire a company based in or with the majority of its operations in China and that you will be subject to risks associated with acquiring a company that does business in China, including being subject to various risks related to laws and regulations of the People’s Republic of China. Please expand to disclose how these risks could result in a material change in your or the target company’s post-combination operations.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau), and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the Registration Statement. Accordingly, we respectfully submit that this comment is no longer applicable to the Company.

Prospectus Summary
Potential Acquisition of a China-based Company, page 7

2.	We note your response to prior comment 3 and reissue in part. Please disclose each permission that you are required to obtain from Chinese authorities to issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau), and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the Registration Statement. Accordingly, we respectfully submit that this comment is no longer applicable to the Company.

3.	We note your response to prior comment 4 and reissue in part. Please revise to disclose that these restrictions and limitations may limit your ability to settle amounts owed under VIE agreements if you acquire a company based in China.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau), and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the Registration Statement. Accordingly, we respectfully submit that this comment is no longer applicable to the Company.

4.	We note your response to prior comment 5 and your revised disclosure. Please revise to further disclose the possibility that trading in your securities could be prohibited under the Holding Foreign Companies Accountable Act. Please also revise to disclose that in June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau), and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the Registration Statement. Accordingly, we respectfully submit that this comment is no longer applicable to the Company.

Risk Factor Summary, page 28

5.	We note your response to prior comment 6 and reissue in part. Please revise to disclose the risk that rules and regulations in China can change quickly with little advance notice. Additionally, include cross-references to the more detailed discussion of risks posed to investors for being based in or acquiring a company in China.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau), and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the Registration Statement. Accordingly, we respectfully submit that this comment is no longer applicable to the Company.

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If you have any questions regarding this letter or further comments, please do not hesitate to contact Karen Dempsey of Orrick, Herrington & Sutcliffe LLP at (415) 773-4140.

Sincerely,

/s/ Karen Dempsey

Karen Dempsey

cc:	Alice Hsu, Orrick, Herrington & Sutcliffe LLP

Jeffery Gallant, Graubard Miller